UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                          Corridor Communications Corp.
 -------------------------------------------------------------------------------

                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  220261101
                  --------------------------------------------
                                 (CUSIP Number)

                                  July 23, 2004
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 220261101                  13G                   Page 2 of  9 Pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS./I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only).

        SDS Capital Group SPC, Ltd.
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
        (See Instructions)
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------

                5.   SOLE VOTING POWER          93,333,333(1)
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6.   SHARED VOTING POWER        0
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7.   SOLE DISPOSITIVE POWER     93,333,333
PERSON
WITH            ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER   0

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       93,333,333
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.9%(1)
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

(1) Includes 37,500,000 shares issuable upon the conversion of Series A Convertible Preferred Stock and 37,500,000 shares issuable upon the exercise of a warrant issued in connection with a financing which closed on July 23, 2004 (the "Financing Shares"), 13,333,333 shares issuable upon the conversion of a Secured Convertible Debenture issued on November 17, 2003, 2,500,000 shares issuable upon the exercise of a warrant issued on November 17, 2003 and 2,500,000 shares issuable upon the exercise of a warrant issued on May 9, 2003. The Reporting Person may not exercise the Financing Shares to the extent such exercise would result in the Reporting Person beneficially owning in excess of 9.9% of the Issuer's issued and outstanding shares of common stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 220261101                  13G                   Page 3 of  9 Pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS./I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only).

        SDS Management, LLC
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
        (See Instructions)
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

                5.   SOLE VOTING POWER          0
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6.   SHARED VOTING POWER        93,333,333
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7.   SOLE DISPOSITIVE POWER     0
PERSON
WITH            ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER   93,333,333

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       93,333,333
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.9%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 220261101                  13G                   Page 4 of  9 Pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS./I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only).

        Mr. Steven Derby
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
        (See Instructions)
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------

                5.   SOLE VOTING POWER          0
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6.   SHARED VOTING POWER        93,333,333
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7.   SOLE DISPOSITIVE POWER     0
PERSON
WITH            ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER   93,333,333

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       93,333,333
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.9%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 220261101                  13G                   Page 5 of  9 Pages
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Corridor Communications Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1235 Pear Avenue, Suite 109
                  Mountain View, California 94043

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  SDS Capital Group SPC, Ltd. (the "Reporting Person") RK Consulting (Cayman) Ltd.
                  P.O. Box 174865
                  Cayman Corporate Center
                  27 Hospital Road
                  Georgetown, Grand Cayman
                  Cayman Islands
                  Cayman Islands corporation

                  SDS Management, LLC (the "Investment Manager")
                  53 Forest Avenue, 2nd Floor
                  Old Greenwich, CT 06870
                  Delaware limited liability company

                  Mr. Steven Derby ("Mr. Derby")
                  Sole Managing Member of the Investment Manager
                  53 Forest Avenue, 2nd Floor
                  Old Greenwich, CT 06870
                  United States citizen

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.0001 per share

Item 2(e).        CUSIP Number:

                  220261101

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

CUSIP No. 220261101                  13G                   Page 6 of  9 Pages
--------------------------------------------------------------------------------

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of July 23, 2004:

                           1. The Reporting Person.

                           (a) Amount beneficially owned: 93,333,333 shares of common stock (2)

                           (b)      Percent of Class: 9.9% (2)

                           (c) Number of shares as to which such person has:

                                    (i)      sole power to vote or direct the
                                             vote: 93,333,333

                                    (ii)     shared power to vote or direct the
                                             vote: 0

                                    (iii)    sole power to dispose or direct the
                                             disposition of: 93,333,333

                                    (iv)     shared power to dispose or direct
                                             the disposition of: 0

                           (2) Includes 37,500,000 shares issuable upon the conversion of Series A Convertible Preferred Stock and 37,500,000 shares issuable upon the exercise of a warrant issued in connection with a financing which closed on July 23, 2004 (the "Financing Shares"), 13,333,333 shares issuable upon the conversion of a Secured Convertible Debenture issued on November 17, 2003, 2,500,000 shares issuable upon the exercise of a warrant issued on November 17, 2003 and 2,500,000 shares issuable upon the exercise of a warrant issued on May 9, 2003. The Reporting Person may not exercise the Financing Shares to the extent such exercise would result in the Reporting Person beneficially owning in excess of 9.9% of the Issuer's issued and outstanding shares of common stock.

                  2. The Investment Manager - same as Mr. Derby, see below.

                  3. Mr. Derby.

                  (a) Amount beneficially owned: 93,333,333 shares of common stock

                  (b)      Percent of Class: 9.9%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote: 0

                           (ii)     shared power to vote or direct the vote:
                                    93,333,333

                           (iii)    sole power to dispose or direct the
                                    disposition of: 0

CUSIP No. 220261101                  13G                   Page 7 of  9 Pages
--------------------------------------------------------------------------------

                           (iv) shared power to dispose or direct the disposition of: 93,333,333

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Certification pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 220261101                  13G                   Page 8 of  9 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 3, 2004

                                                 SDS CAPITAL GROUP SPC, LTD.
                                                 By:  SDS Management, LLC,
                                                       its Investment Manager


                                                 By: /s/ Steven Derby
                                                     ---------------------------
                                                     Name:  Steven Derby
                                                     Title: Managing Member


                                                 SDS MANAGEMENT, LLC


                                                 By: /s/ Steven Derby
                                                     ---------------------------
                                                     Name:  Steven Derby
                                                     Title: Managing Member


                                                     /s/ Steven Derby
                                                  ----------------------------
                                                         Steven Derby

CUSIP No. 220261101                  13G                   Page 9 of  9 Pages
--------------------------------------------------------------------------------

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         This Agreement is filed as an exhibit to this Schedule 13G being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Schedule 13G to which this Agreement is attached is filed on behalf of the below-named companies and individuals, that they are each responsible for the timely filing of the
Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

         Dated: August 3, 2004


                                                 SDS CAPITAL GROUP SPC, LTD.
                                                 By:  SDS Management, LLC,
                                                       its Investment Manager


                                                 By: /s/ Steven Derby
                                                     ---------------------------
                                                     Name:  Steven Derby
                                                     Title: Managing Member


                                                 SDS MANAGEMENT, LLC


                                                 By: /s/ Steven Derby
                                                     ---------------------------
                                                     Name:  Steven Derby
                                                     Title: Managing Member


                                                     /s/ Steven Derby
                                                  ----------------------------
                                                         Steven Derby